                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                              ARDENT SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    039794102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                James T. Dresher
                             1339 East MacPhail Road
                             Bel Air, Maryland 21015
                                 (410) 638-0141
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 10, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                        (Continued on the following page)


                                Page 1 of 8 Pages


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
                                                   SCHEDULE 13D

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             CUSIP No. 039794102                                                       Page 2 of 8
-----------------------------------------------                       ----------------------------------------------


-------- -----------------------------------------------------------------------------------------------------------
1
         NAME OF REPORTING PERSON

         JAMES T. DRESHER
 ------- -----------------------------------------------------------------------------------------------------------
2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [ ]

                                                                                                             (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
3
         SEC USE ONLY


-------- -----------------------------------------------------------------------------------------------------------
4
         SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                          [ ]
-------- -----------------------------------------------------------------------------------------------------------
6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
------------------------ ------ ------------------------------------------------------------------------------------
NUMBER OF SHARES         7
BENEFICIALLY OWNED BY           SOLE VOTING POWER
EACH REPORTING PERSON
WITH                            2,910,140 SHARES

                         ------ ------------------------------------------------------------------------------------
                         8
                                SHARED VOTING POWER

                                0
                         ------ ------------------------------------------------------------------------------------
                         9
                                SOLE DISPOSITIVE POWER

                                2,910,140 SHARES
                         ------ ------------------------------------------------------------------------------------
                         10
                                SHARED DISPOSITIVE POWER

                                0
-------- -----------------------------------------------------------------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,910,140 SHARES
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                          [ ]
-------- -----------------------------------------------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         20.5%
-------- -----------------------------------------------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------------------------------------------


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
                                                   SCHEDULE 13D

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             CUSIP No. 039794102                                                       Page 3 of 8
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-------- -----------------------------------------------------------------------------------------------------------
1
         NAME OF REPORTING PERSON

         GLENANGUS HOLDINGS CORP.
         TAX I.D. NO. 521748880
 ------- -----------------------------------------------------------------------------------------------------------
2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [ ]

                                                                                                             (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
3
         SEC USE ONLY
-------- -----------------------------------------------------------------------------------------------------------
4
         SOURCE OF FUNDS

         OO
-------- -----------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                                                          [ ]
-------- -----------------------------------------------------------------------------------------------------------
6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         MARYLAND
------------------------ ------ ------------------------------------------------------------------------------------
NUMBER OF SHARES         7
BENEFICIALLY OWNED BY           SOLE VOTING POWER
EACH REPORTING PERSON
WITH                            1,785,362 SHARES

                         ------ ------------------------------------------------------------------------------------
                         8
                                SHARED VOTING POWER

                                0
                         ------ ------------------------------------------------------------------------------------
                         9
                                SOLE DISPOSITIVE POWER

                                1,785,362 SHARES
                         ------ ------------------------------------------------------------------------------------
                         10
                                SHARED DISPOSITIVE POWER

                                0
-------- -----------------------------------------------------------------------------------------------------------
11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,785,362 SHARES
-------- -----------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                                                          [ ]
-------- -----------------------------------------------------------------------------------------------------------
13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.6%
-------- -----------------------------------------------------------------------------------------------------------
14
         TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------------------------------------------


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                                                                     Page 4 of 8


ITEM 1. SECURITY AND ISSUER.

        This statement relates to shares of common stock, par value $.01 per share ("Common Stock"), of Ardent Software, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 50 Washington Street, Westboro, Massachusetts 01581.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This statement is being filed jointly by James T. Dresher ("Dresher") and Glenangus Holdings Corp., a Maryland Corporation all of the capital stock of which is owned by Dresher ("Glenangus," and together with Dresher, the "Reporting Persons"). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as
Exhibit 1.

        (b) The business address of Dresher and Glenangus is 1339 East MacPhail Road, Bel Air, Maryland 91015. The names, business addresses and principal businesses of each of the directors and executive officers of Glenangus are set forth on Schedule I hereto and incorporated by reference herein.

        (c) Dresher's principal occupation is business consultant. Glenangus' principal business is holding company.

        (d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) To the best knowledge of the Reporting Persons, each of the executive officers and directors of the Reporting Persons is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        See Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

        On February 10, 1998, Unidata, Inc. ("Unidata") merged with and into Vmark Software, Inc. (the "Merger") and Vmark Software, Inc. ("Vmark") changed its name to Ardent Software, Inc., pursuant to that certain Agreement and Plan of Merger and Reorganization, dated October 7, 1997, by and between Vmark and Unidata (the "Merger Agreement"). In the Merger, each share of Class A Common Stock and Class B Common Stock of Unidata was converted into the right to receive 0.446339 shares of Common Stock (after giving effect to Unidata's settlement of a certain outstanding claim). Dresher received 1,124,778 shares of Common Stock in exchange for the 2,520,000 shares of Class A Common Stock of Unidata owned by him and Glenangus received 1,785,362 shares of Common Stock in exchange for the 4,000,000 shares of Class A Common Stock of Unidata owned by it. Copies of the

Merger Agreement and an Amendment to the Merger Agreement, entered into on November 7, 1997, are attached hereto as Exhibits 2 and 3, respectively, and incorporated herein by reference.

        Concurrently with the consummation of the Merger, the Company and Dresher also entered into a Registration Rights Agreement pursuant to which the former Unidata stockholders will have, among other things, the right, under certain circumstances and subject to certain conditions and exceptions, to require the Company to register all or any portion of the shares of Common Stock received by them in the Merger. A copy of the Registration Rights Agreement is attached hereto as Exhibit 4 and incorporated herein by reference.

        Except as described herein, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and may in the future propose that the Company take one or more of such actions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Dresher is the direct record owner of 1,124,778 shares of the Common Stock, which constitute approximately 7.9% of the total number of outstanding shares of the Common Stock immediately following the consummation of the Merger. Glenangus is the direct record holder of 1,785,362 shares of the Common Stock which constitute approximately 12.6% of the total number of outstanding Shares of the Common Stock immediately following the consummation of the Merger.

        (b) As the sole shareholder and President of Glenangus, Dresher indirectly has sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of the Common Stock beneficially owned by Glenangus. As a result, Dresher may be deemed to beneficially own the shares of the Common Stock directly owned by Glenangus.

        (c) Except as described in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of any of the Reporting Persons or any executive officer or director of any of the Reporting Persons during the past 60 days.

        (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1.        Joint Filing Agreement, dated as of  February 18,
                           1998.

         Exhibit 2. Agreement and Plan of Merger and Reorganization, dated October 7, 1997, by and between Vmark and Unidata (incorporated by reference to Exhibit 2.1 from Vmark's registration statement on Form S-4 (No. 333-43533) as filed on December 31, 1997 with the Securities and Exchange Commission).

         Exhibit 3. Amendment to Agreement and Plan Merger and Reorganization, dated November 7, 1997, by and among Vmark and Unidata (incorporated by reference to Exhibit 2.2 from Vmark's registration statement on Form S-4 (No. 333-43533) as filed on December 31, 1997 with the Securities and Exchange Commission).

         Exhibit 4.        Registration Rights Agreement, dated as of
                           February 10, 1998, by and among Vmark and Dresher, individually and as agent for certain stockholders of the Company (incorporated by reference to Exhibit
                           10.40 from the Company's current report on Form 8-K as filed on February 12, 1998 with the Securities and Exchange Commission).

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 18, 1998              JAMES T. DRESHER


                                       /s/ James T. Dresher
                                       -----------------------------------------

Dated:  February 18, 1998              GLENANGUS HOLDINGS CORP.



                                       By: /s/ James T. Dresher
                                           -------------------------------------
                                       Name:  James T. Dresher
                                       Title: President

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            GLENANGUS HOLDINGS CORP.

        The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Glenangus Holdings Corp. is set forth below.


                                                                                    PRINCIPAL OCCUPATION, IF OTHER THAN AS
NAME AND BUSINESS                            POSITION WITH GLENANGUS HOLDINGS       EXECUTIVE OFFICER OF GLENANGUS
ADDRESS                                      CORP.                                  HOLDINGS CORP.
-----------------------------------------    ----------------------------------     ----------------------------------------

James T. Dresher                             Chairman, President and Treasurer      Business Consultant
1339 East MacPhail Road
Bel Air, Maryland  21015

Harold Nussenfeld                            Director, Secretary and Vice           Vice President, Administration
Ardent Software, Inc.                        President                              Ardent Software, Inc.
50 Washington Street
Westboro, Massachusetts 01581